Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and
Preferred Dividends and Distributions
(in thousands, except ratios)

	Year Ended December 31

	2003	2002	2001	2000	1999

Earnings from continuing operations before
income from equity investees	$ (5,448)	$ 14,103	$ 29,619	$ 119,772 (1)	$ 12,406

Add:
Fixed charges	95,626	86,280	88,184	78,602	65,940
Amortization of previously capitalized interest	3,256	2,601	1,630	1,295	1,263
Distributed income of Unconsolidated Joint
Ventures	39,780	27,903	21,827	28,479	27,904

Deduct -
Capitalized interest	(9,134)	(6,317)	(23,701)	(25,011)	(14,555)

Earnings available for fixed charges and
preferred dividends and distributions	$ 124,080	$ 124,570	$ 117,559	$ 203,137	$ 92,958

Fixed Charges:
Interest expense	84,194	77,479	61,959	51,049	48,600
Capitalized interest	9,134	6,317	23,701	25,011	14,555
Interest portion of rent expense	2,298	2,484	2,524	2,542	2,785

Total fixed charges	$ 95,626	$ 86,280	$ 88,184	$ 78,602	$ 65,940

Preferred dividends and distributions	25,600	25,600	25,600	25,600	19,044

Total fixed charges and preferred dividends
and distributions	$ 121,226	$ 111,880	$ 113,784	$ 104,202	$ 84,984

Ratio of earnings to fixed charges and
preferred dividends and distributions	1.0	1.1	1.0	1.9	1.1

(1)     Earnings from continuing operations in 2000 include the Company’s $85.3 million gain on the disposition of Lakeside.